Exhibit 99.1

Capital One Auto Finance Trust 2005-A

Aggregate Data for year ended December 31, 2005

Defaults	$47,200,475.17
Total Collections	$558,076,014.50
Scheduled and Prepayment Principal Received	$375,442,339.11
Collection of Interest and Fees	$163,094,738.07
Annual Servicing Fee	$27,804,658.59
Class A Investor Charge-Offs	$0.00